Exhibit 99.1

Leading Global Drone Manufacturer Orders Customized SafeAirTM System from Medigus’ ParaZero Subsidiary

ParaZero’s unique patented technology designed to prevent drone crashes and losses

Tel Aviv, Israel – March 14, 2022 (GLOBE NEWSWIRE) Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that ParaZero Ltd. (“ParaZero”), a privately held company engaged in drone technology with an innovative patented safety system for drones, of which Medigus has a 40 percent ownership stake, received a purchase order for its ParaZero SafeAirTM system from a leading global drone manufacturer.

The drone manufacturer wishes to incorporate ParaZero’s SafeAir technology into its drone aircraft from the design stage, allowing for optimized integration and providing the manufacturer a pathway to completing the associated testing and validation requirements in accordance with global drone regulations for advanced operations.

ParaZero has developed a patented drone safety system designed to protect people and payloads, providing a solution to reduce the risk of a drone’s malfunction in an urban environment. Unique in the industry, the system includes a smart parachute system that monitors drone flight in real time, identifies critical failures, and autonomously triggers a parachute in the event of an emergency. This innovative solution may save commercial drone operators millions in losses.

Parazero’s technology has been sold to and used by some of the world’s top companies and organizations in the world, including drone companies such as LIFT Aircraft, Airobotics, SpeedBird Aero and Doosan Corporation and other leading and known brands and entities such as CNN, The New York Times, Hensel Phelps, Verizon Media (Skyward), Fox Television Stations and the Chicago Police Department.

Recently, Latin American drone delivery company Speedbird Aero was granted Brazil’s first authorization by the National Civil Aviation Agency (ANAC) for the commercial operation of an unmanned aircraft used in product delivery. The authorization enables the remotely piloted aircraft, model DLV-1 NEO, to operate commercially on beyond visual line of sight routes (BVLOS), that is, beyond the operator’s visual line of sight. As part of the safety assessment phase of ANAC’s authorization, Speedbird Aero was required to perform live parachute deployments in the presence of ANAC officials to prove the effectiveness of the aircraft’s safety design and mitigations, which included ParaZero SafeAir parachute systems for each delivery drone in the company’s fleet.

According to a Feb. 10, 2022 report by MarketWatch, for the period 2017-2025, the value of small drone shipments will reach USD $85 billion, including sales of UAS hardware, software, and service spending. According to the Federal Aviation Administration (FAA), there are currently more than 850,000 registered drones in the U.S. alone, with approximately 40 percent licensed for commercial use. While there remains a lack of publicly available official reporting on drone crashes, industry experts have estimated as many as 30 percent of drone pilots have crashed a drone.

ParaZero’s safety technology contains a portfolio of ASTM F3322-18 compliant parachute recovery systems for leading enterprise drone platforms, including the DJI Mavic 2, Phantom 4, Matrice 200, Matrice 300, and Airobotics Optimus drone. Achieving ASTM F3322-18 standard certification requires 45 successful aerial parachute deployments, across a number of failure scenarios, in the presence of a third-party testing agency. These tests, together with the standard’s other requirements, provide operators and regulators the confidence required in the three performance pillars of a drone parachute system: effectiveness and reliability in all failure scenarios, rated descent rate, and minimum flight altitude. For commercial drone operators, the ability to operate in close proximity to people and structures is critical, as it opens new verticals and previously unattainable business opportunities. ParaZero’s portfolio of ASTM F3322-18 compliant parachute solutions have enabled a large number of organizations and operators around the world to receive approvals for advanced drone operations, including operations over people, BVLOS, and drone delivery.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

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Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com